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NR12-16	June 21, 2012

International Tower Hill Updates District Exploration Potential for the
Livengood Gold Project, Alaska

Vancouver, B.C. – International Tower Hill Mines Ltd. (TSX: ITH, NYSE-MKT: THM, Frankfurt: IW9) (“ITH” or the “Company”) announces an updated evaluation of the exploration potential at its 100% controlled Livengood Gold Project located near Fairbanks, Alaska. As part of a project review announced on May 15, 2012, a detailed geologic review of exploration results from 2009 to 2011 in the Livengood district was undertaken to identify the area’s potential for mineral resource expansion of the existing deposit as well as for new discoveries. Through the evaluation, five key target areas were highlighted with the potential to provide substantial resource growth over time and which would be the focus of the Company’s future drill programs.

The five key areas with the most significant potential to add to the mineral resources in the Livengood district are shown in Figure 1 and briefly described below:

Figure 1: Map of the Livengood Project area showing the locations of new discovery and potential resource expansion target areas. Drill holes with intersections having grade-thickness products greater than 2.5 g/t metres are shown in red. The “cumulative gram metre” number is a summation of all intercepts in a given drill hole that are above a cutoff grade of 0.25 g/t gold, and is not representative of a single intercept in such hole. The cumulative gram metre number is intended to reflect the relative degree of mineralization in one hole versus another.

Scraper Ridge Target

The presence of a combination of dikes, volcanic host rocks and a large gold in soil anomaly indicates potential for the discovery of mineral resources in the newly identified Scraper Ridge target. Similar high concentrations of mineralized dikes in favorable host rocks (volcanic rocks and sandstones) are associated with higher grade and more extensive mineralization in the Money Knob Deposit (existing resource) and the tenor of gold-anomalous soils are similar to those over the southern portion of the Money Knob Deposit. Mineralization has been confirmed in scout hole MK-10-97 which intersected 1.52 metres of 4.82 g/t gold in the most favorable host rocks (volcanics). Geologic projection indicates the thickness of the favorable volcanic rocks should increase to the west toward the main deposit, where the section averages nearly 30 metres. Gold in soil and other diagnostic geochemical pathfinders have outlined a large, coherent target area.

International Tower Hill Mines Ltd.	- 2 -	June 21, 2012
NR12-16 Continued

Money Knob Deposit Expansion Potential - In and Below Pit

Holes in the Money Knob deposit were generally terminated at 200 to 300 metres below surface not because of a lack of mineralization but due to limitations of the drilling technology used. To date, almost all of the drill holes in the Money Knob deposit have bottomed in gold mineralization and six deep holes extending below the proposed pit bottom (at the 300 metre depth) penetrated intervals with similar gold grades to the main deposit (see Figs. 1 and 2). Additional mineral resources may be defined below the current pit design by sequential drilling conducted as part of an ongoing mining operation.

Figure 2: Cross section 428925E of the Money Knob gold deposit looking west. Note the association of the strongest mineralization with the volcanic section (pink unit) and dikes (orange).

SW Zone

Drill holes to the west and southwest of the proposed Money Knob pit intersected gold mineralization in an area now identified as the SW Zone. Previously identified mineralized intercepts in the northern portion of the SW Zone (Fig. 1) include 15.24 metres at 3.69 g/t gold (MK-RC-0279) and 22.86 metres grading 0.86 g/t (MK-RC-0281). These intercepts are relatively shallow and indicate an opportunity for the delineation of resources that might extend early mining in the proposed pit towards the west. Deep, well-mineralized intersections in the southern part of the SW zone offer the possibility of extending the present mineral resource to the southwest later in the life of the proposed project.

Gertrude Basin Target

Geotechnical drilling in the Gertrude Basin area (Fig. 1) has intersected dike-related mineralization in some of the preferred Money Knob Deposit host rocks within a large gold in soil anomaly. The best intersections of gold mineralization discovered to date include 1.68 metres grading 5.72 g/t gold (MK-11-119), 9.77 metres at 0.83 g/t gold (MK-11-123), and 9.85 metres assaying 0.65 g/t (MK-11-160).

International Tower Hill Mines Ltd.	- 3 -	June 21, 2012
NR12-16 Continued

Moose Gulch/Luck Creek

In the Money Knob Deposit, the intersections of northwest trending structural corridors, which acted as conduits for diking and related mineralizing fluids, and favorable host rocks have formed the higher grade areas of the Money Knob Deposit. Prior drilling, mapping and surface geochemical sampling has identified an area five kilometres northeast of the Money Knob Deposit in the Moose Gulch/Lucky Creek area (Fig.1) where northwest trending faults (defined by geophysics), dikes and anomalous gold in soils coincide. Exploration and geotechnical drilling in the area (Fig. 1) to date has encountered gold mineralization, mostly in and immediately adjacent to dikes, including 3.56 metres at 2.0 g/t gold in MK-11-170 and 6.07 metres grading 0.67 g/t in MK-10-73A. A potential new discovery in this largely unexplored area of the district would have strong synergies with the proposed operation to the west.

Drill results referenced in this news release have been reported in further detail in the Company’s prior news releases dated November 12, 2009, November 7, 2011, and March 6, 2012.

2012 Condemnation/Exploration Program

While the Company has recently postponed its district-wide exploration drilling program, a total of 18 condemnation/exploration holes and additional geotechnical holes are still being completed in the Gertrude Basin target area. Although the primary purpose of the condemnation program is to define site facility locations, it also has the potential to outline additional resources immediately east of the currently proposed mining operation. Results from the program will be announced in the coming months.

“While exploration programs have been deferred this year so we can focus on the more important goal of completing a feasibility study that would greatly de-risk the Livengood project technically, there still exists tremendous exploration potential in the Livengood district,” stated Don Ewigleben, Chairman of ITH. “The results of our exploration efforts to date strongly support future drill programs to potentially expand the mineral resource within our Money Knob Deposit and make potential new discoveries in the Livengood district. As such, we look forward to being in a position to re-start our exploration programs in the near future to realize this potential.”

Qualified Person

Chris Puchner (CPG 07048), a Qualified Person as defined by National Instrument 43-101, has supervised the preparation of the technical information that forms the basis for this news release and has approved the disclosure herein. Mr. Puchner is not independent of ITH, as he is the Chief Geologist of the Company and holds shares and incentive stock options.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012, ITH is focused on the rapid advancement of the Livengood project into a compelling development scenario.

On behalf of
International Tower Hill Mines Ltd.

(signed) Donald Ewigleben
Donald C. Ewigleben
Chairman of the Board

International Tower Hill Mines Ltd.	- 4 -	June 21, 2012
NR12-16 Continued

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Direct line: 604-343-4799
Toll-Free: 1-855-208-4642 Ext. 213

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated content, commencement, completion and cost of exploration programs, anticipated exploration program results and the timing thereof, the size and characteristics of, or the discovery and delineation of, mineral deposits, resources or reserves, the potential for the expansion of the estimated resources at the Livengood property, the identification of additional deposits on the Company’s Livengood property, the preparation or completion of a feasibility study, the optimization of mine or gold recovery plans, the permitting of a mine at the Livengood project, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, the Company’s business strategies, and the Company’s other business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, proposed, planned, potential and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located at the Livengood property, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's Livengood Project.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.